CONCORD VENTURES, INC.
                       2460 WEST 26TH AVENUE, SUITE 380-C
                             DENVER, COLORADO, 80211


Securities and Exchange Commission
Attn:    Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Mail Stop 3861
Washington, D.C.  20549                                          March 8, 2010

RE:      CONCORD VENTURES, INC.

         FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED ON MARCH 31, 2009

         FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009 FILED ON NOVEMBER 16, 2009

         FILE NO. 0-27055
         -----------------------------------------------------------------------


Dear Ms. Jenkins:

We refer to your comment letter dated February 22, 2010. We have attached copies of the Amendment No. 2 on Form 10-K/A for the fiscal year ended December 31, 2008 and Amendment No. 2 on Form 10-Q/A for the quarterly period ended September 30, 2009. We would respond to your comments as follows:

AMENDMENT NO. 1 FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
---------------------------------------------------------------------
ITEM 9A(T). CONTROLS AND PROCEDURES
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
------------------------------------------------

1. WE NOTE IN YOUR RESPONSE TO COMMENT ONE IN OUR DECEMBER 10, 2009 LETTER THAT YOU REMOVED THE PARTIAL DC&P DEFINITION AND INCLUDED A CITATION TO EXCHANGE ACT RULE 13A-15(E) IN YOUR DECEMBER 31, 2008 FORM 10-K/A. NOTWITHSTANDING YOUR RESPONSE, YOUR REVISED DISCLOSURE CONTINUES TO INCLUDE A PARTIAL DEFINITION OF DC&P AND YOUR EFFECTIVENESS CONCLUSION APPEARS TO BE LIMITED TO THAT PART. BE ADVISED THAT IF YOU CHOOSE TO DEFINE DC&P, YOU MUST INCLUDE THE ENTIRE DEFINITION FOR EXCHANGE ACT RULE 13A-15(E).

         We have filed a second amendment to our December 31, 2008 Form 10K removing the partial DC&P definition. We have revised our September 30, 2009 Form 10-Q/A#2, accordingly.

EXHIBIT 31.1
------------

2. WE NOTE THAT YOUR SECTION 302 CERTIFICATION DOES NOT INCLUDE THE INTRODUCTORY LANGUAGE REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR") THAT IS REQUIRED IN PARAGRAPH 4 OF THE CERTIFICATIONS. PLEASE FURTHER REVISE YOUR CERTIFICATION IN ACCORDANCE WITH THE LANGUAGE SET FORTH IN ITEM 601(B)(31) OF REGULATION S-K.

         We have filed an amendment to our December 31, 2008 Form 10K/A which includes a revised Section 302 certification that conforms to the exact wording required by Item 601(b)(31)(i) of Regulation S-K.

AMENDMENT NO. 1 TO FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2009
----------------------------------------------------------------------------
ITEM 4. CONTROLS AND PROCEDURES
-------------------------------

3. WE NOTE THAT YOUR REVISED DISCLOSURE INCLUDES A STATEMENT "AS A RESULT OF THE DEFICIENCY IN [Y]OUR ICFR DISCUSSED BELOW." PLEASE TELL US IF YOU HAVE NOW IDENTIFIED A DEFICIENCY IN YOUR ICFR. IF SO, EXPLAIN TO US THE DEFICIENCY AND YOUR PROPOSED REMEDY AND WHETHER SUCH DEFICIENCY CONSTITUTES A MATERIAL WEAKNESS. IF YOU HAVE IDENTIFIED A DEFICIENCY IN ICFR, PLEASE FURTHER REVISE TO REMOVE THIS STATEMENT.

         We have revised the last sentence in light of your comment.

EXHIBIT 31.1
------------

4. WE NOTE THAT YOUR FORM 10-Q-A DOES NOT INCLUDE THE SECTION 302 CERTIFICATION. PLEASE NOTE THAT UNDER EXCHANGE ACT RULE 12B-15, AMENDMENTS TO ANY REPORT REQUIRED TO INCLUDE THE CERTIFICATIONS AS SPECIFIED IN EXCHANGE ACT 13-14(A) OR 15D-14(A) MUST INCLUDE NEW CERTIFICATIONS BY EACH PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER OF THE REGISTRANT. PLEASE FURTHER REVISE YOUR SEPTEMBER 30, 2009 FORM 10-Q TO INCLUDE THE REQUIRED CERTIFICATIONS, AS SET FORTH IN
         ITEM 601(B)(31) OF REGULATION S-K.

         We have included the Section 302 of our principal executive and financial officer with the filing of Amendment Number 2 to our Form 10-Q/A.

     In connection with responding to your comments, the Company acknowledges that:

         - the company responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely
For and behalf of
Concord Ventures, Inc.

/s/ David J. Cutler

David J Cutler
President

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
================================================================================

                                FORM 10-K/A - #2
(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

                                       OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NO. 000-27055

                             CONCORD VENTURES, INC.
         -------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            COLORADO                                          84-1472763
---------------------------------                      -----------------------
  (STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

           2460 WEST 26TH AVENUE, SUITE 380-C, DENVER COLORADO, 80211
 -------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (303) 380 8280
 -------------------------------------------------------------------------------
                    ( TELEPHONE NUMBER, INCLUDING AREA CODE)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $0.0001 PAR VALUE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [ ]                  Accelerated filer [  ]
Non-accelerated filer [  ]                   Smaller reporting company [X]
(Do not check if a smaller
reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [X ] No [ ]

As of March 27, 2009 there were 2,359,407 shares of Common Stock of the registrant issued and outstanding of which 788,287 were held by non-affiliates of the registrant.

The aggregate market value of common stock held by non-affiliates of the registrant as of March 27, 2009 was approximately $9,775.

                                EXPLANATORY NOTE

Concord Ventures, Inc. is filing this Amendment No. 2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 31, 2009, for the sole purpose of amending Item 9A(T) and Exhibit 31.1.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures (as defined in Securities Exchange Act Rule 15d-15(e) that is designed to provide reasonable assurance that information that is required to be disclosed is accumulated and communicated to management timely. At the end of the period covered by this report, we carried out an evaluation under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed in the our periodic filings with the SEC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and 15d-15(f), is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and includes those policies and procedures that:

         o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

         o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of o financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

         o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. Based on this assessment, management believes that as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING


There were no changes during our last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                   SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CONCORD VENTURES, INC.
..

Date: March 8, 2010                      By:   /s/ David J. Cutler
                                             ------------------------
                                               David J Cutler
                                               Chief Executive Officer, &
                                               Chief Financial Officer

In accordance with the Securities Exchange Act of 1924, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             SIGNATURE                            TITLE                DATE
------------------------------------ ---------------------------- --------------


/s/ David J. Cutler                  Chief Executive Officer &    March 8, 2010
------------------------------------ Chief Financial Officer
David J. Cutler                      (Principal Financial and
                                     Accounting Officer)


/s/ Redgie Green                     Director                     March 8, 2010
------------------------------------
Redgie Green

                                  Exhibit 31.1
                                  CERTIFICATION

I, David J. Cutler, certify that:

1. I have reviewed this Annual report on Form 10-K/A#2 for the year ended December 31, 2008 of Concord Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

              a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

              c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's 4th quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

              a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

              b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

     Date:   March 8, 2010

                                        /s/ David J. Cutler
                                        ---------------------------
                                        David J. Cutler,
                                        Chief Executive Officer &
                                        Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10Q-A #2
(Mark One)

[ X ] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT
      OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

            For the transition period from __________ to ___________

                        Commission file number: 000-27055

                             CONCORD VENTURES, INC.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

           COLORADO                                            84-1472763
--------------------------------                        ----------------------
   (State of Incorporation)                            (IRS Employer ID Number)

           2460 WEST 26TH AVENUE, SUITE 380-C, DENVER, COLORADO, 80211
           -----------------------------------------------------------
                    (Address of principal executive offices)

                                  303-380-8280
                    ----------------------------------------
                         (Registrant's Telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.

                                                             Yes [X]     No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                                                             Yes [ ]     No [ ]

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                      Accelerated filer [  ]
Non-accelerated filer [  ]                        Smaller reporting company [X]
(Do not check if a smaller
reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                             Yes [X]     No [  ]

Indicate the number of share outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

As of October 31, 2009, there were 2,359,407 shares of the registrant's common stock, $0.0001 par value, issued and outstanding.

                                EXPLANATORY NOTE

         Concord Ventures, Inc. is filing this Amendment No. 2 to its Quarterly Report on Form 10-A #2 for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 16, 2009, for the sole purpose of amending Item 4.

ITEM 4.  CONTROLS AND PROCEDURES

DISCLOSURES CONTROLS AND PROCEDURES
-----------------------------------

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC's rules and forms and that the information is gathered and communicated to our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

As required by SEC Rule 15d-15(b), our Chief Executive Officer and Principal Financial Officer carried out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-14 as of the end of the period covered by this report. Based on the foregoing evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer , to allow timely decisions regarding required disclosure.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CONCORD VENTURES, INC.



Date: March 8, 2010                             By: /s/ David J. Cutler
                                                ------------------------
                                                   David J Cutler
                                                   Chief Executive Officer &
                                                   Chief Financial Officer

                                  Exhibit 31.1
                                  CERTIFICATION

I, David J. Cutler, certify that:

1. I have reviewed this Annual report on Form 10-Q/A#2 for the quarter ended September 30, 2009 of Concord Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

              a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

              b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

              c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

              d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's 4th quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

              a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

              b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

     Date:   March 8, 2010

                                            /s/ David J. Cutler
                                            ---------------------------
                                            David J. Cutler,
                                            Chief Executive Officer &
                                            Chief Financial Officer